Actions Semiconductor Reports Fourth Quarter and Fiscal Year 2012 Results

Fourth Quarter Revenue Up 23% Year-Over-Year

ZHUHAI, China, January 24, 2013 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2012.

All financial results are reported on a U.S. GAAP basis.

Revenue for the fourth quarter of 2012 was $15.2 million, as compared to revenue of $15.8 million for the third quarter of 2012, and $12.3 million for the fourth quarter of 2011.

Revenue for the year ended December 31, 2012 was $54.3 million, compared to $47.5 million for the year ended December 31, 2011.

Net loss attributable to Actions Semiconductor's shareholders for the fourth quarter of 2012 was $1.7 million or $0.02 per American Depositary Shares ("ADS"). Included in net loss for the fourth quarter was $2.5 million relating to an other-than-temporary impairment loss on investments. This compares to net income attributable to Actions Semiconductor's shareholders of $0.66 million or $0.01 per ADS, for the third quarter of 2012, and net loss attributable to Actions Semiconductor's shareholders of $0.1 million or $0.002 per ADS, for the fourth quarter of 2011.

Net loss attributable to Actions Semiconductor’s shareholders for the year ended December 31, 2012 was $2.2 million or $0.03 per ADS. This compares to net income attributable to Actions Semiconductor’s shareholders of $3.0 million or $0.04 per ADS, for the year ended December 31, 2011.

Actions Semiconductor reported gross margin of 32.1% for the fourth quarter of 2012, compared to gross margin of 37.6% for the third quarter of 2012, and 37.6% for the fourth quarter of 2011. The Company ended the fourth quarter with $81.3 million in cash and cash equivalents, together with time deposits. Trading securities and marketable securities, current and non-current, were $142.0 million at the end of the fourth quarter.

Since the share repurchase program commenced in 2007, the Company has invested approximately $45.6 million in repurchasing its shares. As of December 31, 2012, approximately 20.2 million American Depositary Shares (ADSs) were repurchased.

“We are pleased that our 2012 growth initiatives centered on penetrating the tablet market resulted in a 23% increase in revenue for the fourth quarter and a 14% increase in revenue for the full year,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor. “By leveraging our core technology strengths in multimedia, we were able to launch two new tablet product families in 2012 and recently announced that new tablets from two brand name customers feature Actions’ OWL series ATM7029 chipset.”

“Heading into 2013, we are enthusiastic about the growth opportunities in the global whitebox tablet market. Improved performance and user experience is driving demand in this market segment. We believe the features for our second tablet product series, OWL, provide unprecedented levels of performance and power efficiency, and position the company for increasing traction in this growing market. While we anticipate normal seasonality in our business in the first quarter, based on the demand we are experiencing and the current market dynamics, we expect the OWL product series to drive revenue growth of at least 25% for the full year 2013,” concluded Dr. Zhou.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

For the first quarter of fiscal year 2013 ending March 31, 2013, Actions Semiconductor estimates revenue in the range of $12.0 to $13.0 million and gross margin of approximately 35%.

Conference Call Details

Actions Semiconductor's fourth quarter and fiscal year 2012 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Thursday, January 24, 2013. To participate in the live call, analysts and investors should dial 877-941-4774 (within U.S.) or 480-629-9760 (outside U.S.) at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's website at www.actions-semi.com. An audio replay of the call will be available to investors through February 3, 2013 by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering access code 4590866.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Shanghai and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED BALANCE SHEET

(in thousands of U.S. dollars)

	At December 31,	At September 30,	At December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	71,336	40,044	33,207
Time deposits	10,000	-	-
Marketable securities	130,721	162,244	186,890
Trading securities	76	75	530
Accounts receivable, net of allowance for doubtful accounts of nil, $621 and $621 as of December 31, 2012, September 30, 2012 and December 31, 2011 respectively	5,950	2,845	2,794
Notes receivable	-	21	-
Amount due from a related party	340	158	9
Amount due from an equity method investee	79	113	64
Inventories	11,979	11,722	7,477
Prepaid expenses and other current assets	4,288	4,159	1,675
Income tax recoverable	189	-	-
Deferred tax assets	504	375	430
Total current assets	235,462	221,756	233,076

Investments in equity method investees	14,329	14,409	14,246
Other investments	16,305	18,833	17,334
Marketable securities	11,239	11,039	-
Rental deposits	49	43	49
Property, plant and equipment, net	32,321	32,133	32,939
Land use right	1,584	1,565	1,593
Acquired intangible assets, net	10,819	8,457	9,859
Deposit paid for acquisition of intangible assets	-	1,088	-
Deferred tax assets	80	83	27
TOTAL ASSETS	322,188	309,406	309,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	8,073	7,953	4,374
Accrued expenses and other current liabilities	9,014	6,134	8,605
Short-term bank loans	20,500	12,000	12,000
Other liabilities	2,056	1,893	1,954
Income tax payable	49	118	238
Deferred tax liabilities	534	705	295
Total current liabilities	40,226	28,803	27,466

Other liabilities	13	6	458
Payable for acquisition of intangible assets	-	-	153
Deferred tax liabilities	3,189	3,090	2,840
Total liabilities	43,428	31,899	30,917
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	20,202	20,521	20,600
Accumulated other comprehensive income	35,751	32,523	32,589
Retained earnings	222,835	224,490	225,037
Total Actions Semiconductor Co., Ltd. shareholders' equity	278,789	277,535	278,227
Non-controlling interest	(29)	(28)	(21)
Total equity	278,760	277,507	278,206
TOTAL LIABILITIES AND EQUITY	322,188	309,406	309,123

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues:
Third-parties:
System-on-a-chip products	14,314	12,036	52,356	41,385
Semiconductor product testing services	28	58	179	317
	14,342	12,094	52,535	41,702
Related-parties:
System-on-a-chip products	817	199	1,794	5,783
Total revenues	15,159	12,293	54,329	47,485
Cost of revenues:
Third-parties:
System-on-a-chip products	(9,697)	(7,513)	(33,814)	(25,454)
Semiconductor product testing services	(15)	(34)	(100)	(176)
	(9,712)	(7,547)	(33,914)	(25,630)
Related-parties:
System-on-a-chip products	(587)	(127)	(1,193)	(3,367)
Total cost of revenues	(10,299)	(7,674)	(35,107)	(28,997)
Gross profit	4,860	4,619	19,222	18,488
Other operating income	136	227	896	1,523
Operating expenses:
Research and development	(6,195)	(5,984)	(23,739)	(22,086)
General and administrative	(2,660)	(2,468)	(8,573)	(8,786)
Selling and marketing	(364)	(307)	(1,281)	(1,195)
Impairment on goodwill and intangible assets	-	-		(888)
Total operating expenses	(9,219)	(8,759)	(33,593)	(32,955)
Loss from operations	(4,223)	(3,913)	(13,475)	(12,944)
Other income	1,674	270	1,547	4,066
Dividend income from an other investment	-	457	-	889
Investment income from an other investment	-	-	-	268
Fair value change in financial instruments	-	1	2	4
Gain on disposal of an other investment	-	-	-	195
Other-than-temporary impairment loss on investments	(2,543)	-	(2,543)	-
Interest income	3,257	3,494	13,240	12,668
Interest expense	(63)	(52)	(250)	(144)
(Loss) income before income taxes, share of net (loss) income of equity method investees and noncontrolling interest	(1,898)	257	(1,479)	5,002
Income tax credit (expense)	370	(33)	(772)	(879)
Equity in net (loss) income of equity method investees	(128)	(337)	41	(1,113)
Net (loss) income	(1,656)	(113)	(2,210)	3,010
Less: Net loss (income) attributable to noncontrolling interest	1	1	8	(5)
Net (loss) income attributable to Actions Semiconductor Co.,Ltd.	(1,655)	(112)	(2,202)	3,005

Net (loss) income attributable to Actions Semiconductor Co.,Ltd.
Basic (per share)	(0.004)	(0.000)	(0.005)	0.007

Diluted (per share)	(0.004)	(0.000)	(0.005)	0.007

Basic (per ADS)	(0.024)	(0.002)	(0.032)	0.043
Diluted (per ADS)	(0.024)	(0.002)	(0.032)	0.042

Weighted-average shares used in computation:
Basic	410,209,703	414,831,816	412,706,341	418,499,545
Diluted	410,209,703	414,831,816	412,706,341	433,983,105

Weighted-average ADS used in computation:
Basic	68,368,284	69,138,636	68,784,390	69,749,924
Diluted	68,368,284	69,138,636	68,784,390	72,330,518

Note: Share-based compensation recorded in each expense classification above is as follows:
Research and development	229	475	1,090	1,449
General and administrative	67	139	312	393
Selling and marketing	12	19	52	68
Cost of revenues	-	1	10	18

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(audited)
Operating activities:
Net (loss) income	(1,656)	(2,210)	3,010
Adjustments to reconcile net (loss) income to net cash provided by Operating activities:
Depreciation of property, plant and equipment	548	2,290	2,109
Amortization of land use right	9	36	36
Amortization of acquired intangible assets	871	3,056	1,803
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	(32)	(674)	(995)
Write down of inventories	-	180	232
Loss on disposal of property, plant and equipment	5	5	28
Loss on disposal of intangible assets	-	-	4
Impairment loss recognised in respect of goodwill	-	-	468
Impairment loss recognised in respect of intangible assets	-	-	420
Impairment loss recognised in respect of other investments	2,543	2,543	-
Investment income from an other investment	-	-	(268)
Gain on disposal of other investment	-	-	(195)
Share of net loss (income) of equity method investees	128	(40)	1,113
Share-based compensation	308	1,465	1,928
Fair value change in financial instruments	-	(2)	(4)
Deferred taxes	(205)	454	428
Proceeds from disposal of financial instruments	-	459	-
Changes in operating assets and liabilities:
Accounts receivable	(3,098)	(3,150)	(947)
Notes receivable	21	-	-
Amount due from a related party	(182)	(331)	550
Inventories	(77)	(4,510)	(2,632)
Amount due from an equity method investee	35	(14)	47
Prepaid expenses and other current assets	(56)	(2,549)	1,736
Accounts payable	11	3,598	1,310
Accrued expenses and other current liabilities	3,871	1,232	(3,002)
Income tax recoverable	(189)	(189)	-
Income tax payable	(70)	(190)	94
Rental deposit (paid) received	(5)	4	(8)
Net cash provided by operating activities	2,780	1,463	7,265

Investing activities:
Increase in an equity method investees	-	(1,500)	(9,676)
Investment income from an other investment	-	-	268
Purchase of other investments	-	-	(13,727)
Proceeds from redemption of marketable securities	32,995	178,975	278,568
Purchase of marketable securities	-	(132,376)	(272,240)
Proceeds from disposal of property, plant and equipment	-	22	34
Proceeds from the disposal of other investments	-	-	195
Purchase of property, plant and equipment	(168)	(1,147)	(7,472)
Purchase of intangible assets	(3,086)	(3,867)	(2,642)
Deposit paid for acquisition of property, plant and equipment	-	(1,088)	-
(Increase) decrease in time deposits	(10,000)	(10,000)	34
Net cash from (used in) investing activities	19,741	29,019	(26,658)

Financing activities:
Proceeds from short-term bank loans	8,500	8,500	12,000
Advance subsidy from local authorities of Zhuhai, the PRC	167	299	711
Proceeds from exercise of stock option	210	2,290	671
Repurchase of ordinary shares	(836)	(4,151)	(6,251)
Net cash from financing activities	8,041	6,938	7,131

Net increase (decrease) in cash and cash equivalents	30,562	37,420	(12,262)

Cash and cash equivalents at the beginning of the period	40,044	33,207	42,872

Effect of exchange rate changes on cash	730	709	2,597
Cash and cash equivalents at the end of the period	71,336	71,336	33,207